SUNSTAR HEALTHCARE, INC.
                      300 International Parkway, Suite 230
                             Heathrow, Florida 32746



                                                              June 4, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:      Registration Statement No. 333-72103

Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, SunStar Healthcare, Inc. (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement and all amendments and exhibits thereto. The Company intends to include the Common Stock contemplated to be offered by said Registration Statement on a Form SB-2 to be filed as soon as practicable. The Company understands that no sales have been made under said Registration Statement.


Very truly yours,

SUNSTAR HEALTHCARE, INC.


/s/ Warren D. Stowell
Warren D. Stowell
President